UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Radius Global Infrastructure, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

750481103

(CUSIP Number)

Imperial Landscape Sponsor LLC

888 7th Avenue, 27th Floor

New York, NY 10019

Attn: Michael D. Fascitelli

(212) 894-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 750481103	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael D. Fascitelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,833,290*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,833,290*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,290*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 750481103	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Imperial Landscape Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,833,290*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,833,290*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,290*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, $0.0001 par value (the “Class A Common Stock”), of Radius Global Infrastructure, Inc., a Delaware corporation (the “Issuer”) (formerly known as Digital Landscape Group, Inc., a company formerly incorporated with limited liability under the laws of the British Virgin Islands (“BVI”) and initially formed under the name Landscape Acquisition Holdings Limited (“DLGI BVI”)). The principal executive offices of the Issuer are located at 660 Madison Avenue, Suite 1435, New York, NY 10065.

Item 2.	Identity and Background.

(a)

This Statement is being jointly filed by Michael D. Fascitelli (“Fascitelli”) and Imperial Landscape Sponsor LLC, a Delaware limited liability company (“Imperial” and together with Fascitelli, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

(b)	The business address of each of the Reporting Persons is 888 7th Avenue, 27th Floor, New York, NY 10019.

(c)

The present principal business of Imperial is that of a private investment partnership, engaged in the purchase and sale of securities for investment for its own account. Fascitelli directs the voting and investment activities of Imperial and other affiliated private investment vehicles.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Imperial is organized under the laws of the State of Delaware. Fascitelli is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Imperial is engaged in the purchase and sale of securities for investment for its own account. The source of funds is the investment capital of Imperial. The Dividend Shares (as defined below) were acquired pursuant to the dividend declared by the Issuer as described in Item 4 below.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Issuer was formerly incorporated with limited liability under the laws of the BVI on October 1, 2017 for the purpose of acquiring a target company or business. Each of Imperial (an entity controlled by Fascitelli) and TOMS Acquisition II LLC (an entity controlled by Noam Gottesman (“Gottesman”)) (“TOMS Acquisition”) was a founder entity of the Issuer. (Imperial and TOMS Acquisition are sometimes collectively referred to herein as the “Series A Founder Entities”; and Fascitelli, together with Gottesman, are sometimes collectively referred to herein as the “Series A Founders”.) In connection with the Issuer’s initial placing of ordinary shares of no par value (the “Ordinary Shares”) in November 2017 (the “Placing”), Imperial purchased from the Issuer (i) 1,200,000 Ordinary Shares in the Placing for an aggregate purchase price of $12,000,000 and (ii) 800,000 founder preferred shares of no par value of the Issuer (the “Founder Preferred Shares”) in a private placement for an aggregate purchase price of $8,000,000. Each of the Ordinary Shares and Founder Preferred Shares were issued with a warrant (each, a “Warrant”) entitling the holder to purchase 1/3 of an Ordinary Share at an exercise price of $11.50 per whole Ordinary Share.

On February 10, 2020 (the “Acquisition Closing Date”), the Issuer completed its initial acquisition by purchasing the APW Group from Associated Partners (the “Acquisition”). In connection with the closing of the Acquisition, the Founder Preferred Shares and related Warrants were transferred to Digital Landscape Partners Holding LLC (the “Series A Founder Preferred Holder”). Each of the Series A Founder Entities is the holder of 50% of the voting interests and 47.15% of the economic interests in the Series A Founder Preferred Holder (with the remaining non-voting economic interest being held Scott Bruce and Richard Goldstein, the Issuer’s President and Chief Operating Officer, respectively).

In connection with the change of the Issuer’s jurisdiction of incorporation from the BVI to Delaware (the “Domestication”), the Issuer filed a Registration Statement on Form S-4 (the “Registration Statement”). On October 2, 2020, the Registration Statement was declared effective and the Domestication was completed pursuant to which, among other things, (i) each of the Ordinary Shares and Founder Preferred Shares automatically converted, on a one-for-one basis, to Class A Common Stock and Series A Preferred Stock of the Issuer, respectively, and (ii) each Warrant became exercisable for 1/3 of a share of Class A Common Stock.

On February 1, 2021, the Series A Founder Preferred Holder was issued 2,474,421 shares of Class A Common Stock by the Issuer (the “Dividend Shares”) as a dividend on its Series A Preferred Stock which the Series A Founder Preferred Holder intends to distribute to its members as promptly as practicable on or following the date hereof (the “Distribution”), including 1,166,624 Dividend Shares to Imperial. The number of Dividend Shares issued was based on the share price appreciation of the Class A Common Stock as described in the Issuer’s Certificate of Incorporation dated October 2, 2020 (and in Item 6 below) (as amended, the “Charter”).

Mr. Fascitelli has been a director of the Issuer since its inception in October 2017.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

After giving effect to the Distribution, Fascitelli and Imperial may be deemed to each beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 3,833,290 shares of Class A Common Stock. This amount consists of (i) 2,366,624 shares of Class A Common Stock held directly by Imperial, (ii) 800,000 shares of Series A Preferred Stock held indirectly by Imperial through the Series A Founder Preferred Holder that are convertible into the same number of shares of Class A Common Stock, (iii) 400,000 shares of Class A Common Stock issuable upon exercise of an aggregate of 1,200,000 Warrants held directly by Imperial and (iv) 266,666 shares of Class A Common Stock issuable upon the exercise of an aggregate of 800,000 Warrants held indirectly by Imperial through the Series A Founder Preferred Holder. In the aggregate, such 3,833,290 shares of Class A Common Stock represents approximately 6.2% of all outstanding shares of Class A Common Stock (assuming the conversion of the Reporting Person’s indirect interest in the Series A Preferred Stock, but without including any conversion of the Series A Preferred Stock held by any other person).

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock of the Issuer reported by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Series A Founder Preferred Stock

Pursuant to the terms of the Series A Preferred Stock, as described in the Charter, once the Average Price (as defined in the Charter ) per share of Class A Common Stock (subject to adjustment in accordance with the Charter) for any ten consecutive trading days is at least $11.50, a holder of Series A Founder Preferred Stock will be entitled to receive – when, as and if declared by the Board, and payable in preference and priority to the declaration or payment of any dividends on the Class A Common Stock and any other junior stock – a cumulative annual dividend of the Annual Dividend Amount (as defined in the Charter) for each relevant dividend year. Such dividend will be payable in shares of Class A Common Stock or cash, in the sole discretion of the Board. In the first dividend year in which such dividend becomes payable, such dividend will be equal in value to 20% of the increase in the market value of one share of Class A Common Stock, being the difference between $10.00 and the Dividend Price, multiplied by such number of shares Class A Common Stock equal to the Preferred Share Dividend Equivalent (as defined in the Charter). Thereafter, the Annual Dividend Amount will become payable, when, as and if declared by the Board, only if the Dividend Price (as defined in the Charter) during any subsequent Dividend Year (as defined in the Charter) is greater than the highest Dividend Price in any preceding Dividend Year in which a dividend was paid in respect of the Series A Founder Preferred Stock. Such Annual Dividend Amount will be equal in value to 20% of the increase in the Dividend Price over the highest Dividend Price in any preceding Dividend Year multiplied by the Preferred Share Dividend Equivalent. Each share of Series A Preferred Stock is convertible into one share of Class A Common Stock at the option of the holder. On the last day of the seventh full financial year after the Acquisition Closing Date, i.e. December 31, 2027 (or, if any such day is not a trading day, the first trading day immediately following such day), the Series A Founder Preferred Stock will automatically convert to Class A Common Stock on a one-to-one basis (subject to adjustment in accordance with the Charter). The Series A Founder Preferred Stock will participate in any dividends on the Class A Common Stock on an as-converted to Class A Common Stock basis. In addition, commencing on and after the Acquisition Closing Date, where the Company pays a dividend on the Class A Common Stock, the Series A Founder Preferred Stock will also receive an amount equal to 20% of the dividend that would be distributable on such number of shares of Class A Common Stock equal to the Preferred Share Dividend Equivalent. All such dividends on the shares of Series A Founder Preferred Stock will be paid contemporaneously with the dividends on the Class A Common Stock.

Shareholder Agreement

The Reporting Persons are subject to the terms of a shareholder agreement dated as of the Acquisition Closing Date (the “Shareholder Agreement”) with William Berkman (the Issuer’s

Chief Executive Officer) and BF Investments (collectively the “AG Investor”), Scott Bruce and Richard Goldstein (together with the AG Investor and their permitted transferees thereunder, the “AG Group”); BF Investments, in its capacity as agent, proxy and attorney-in-fact for the AG Group (the “AG Investors’ Representative”); the Series A Founder Entities and TOMS Acquisition, in its capacity as agent, proxy and attorney-in-fact for the Series A Founder Entities and the Series A Founder Preferred Holder (the “Landscape Investors’ Representative” and, together with the AG Investors’ Representative, the “Investor Representatives”) and their permitted transferees thereunder (collectively, the “Series A Group”, and together with the AG Group and their respective permitted transferees under the Shareholder Agreement, collectively, the “Investors”). The Shareholder Agreement contains certain rights, restrictions, covenants and agreements among the Investors relating to the Issuer including (i) the right to designate certain directors of the Issuer (and voting agreements/appointment of proxies to effect such designation rights); (ii) customary demand and piggy-back resale registration rights (once the Issuer has been a U.S. reporting company under SEC rules for at least 12 months and subject to customary indemnities, limitations and exceptions); (iii) restrictions on transfer with respect to certain of the Issuer’s equity securities (subject to certain exceptions), (iv) limitations on the acquisition of the Issuer’s equity securities without the approval of the Issuer’s Board and other customary standstill limitations (in each case, subject to certain exceptions), (v) information rights and (vi) confidentiality obligations.

The foregoing summary of the Shareholder Agreement is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained therein, and is subject to and qualified in its entirety by reference to the full text of the Shareholder Agreement, which is filed herewith as Exhibit B to this Statement and is incorporated by reference.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated February 10, 2021.

Exhibit B — Shareholder Agreement, dated as of February 10, 2020 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 initially filed by the Issuer on July 29, 2020).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021	IMPERIAL SPONSOR LANDSCAPE LLC

	By:	/s/ Michael D. Fascitelli
	Name:	Michael D. Fascitelli
	Title:	Manager

/s/ Michael D. Fascitelli
Michael D. Fascitelli

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D/A to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: February 10, 2021	IMPERIAL SPONSOR LANDSCAPE LLC

	By:	/s/ Michael D. Fascitelli
	Name:	Michael D. Fascitelli
	Title:	Manager

/s/ Michael D. Fascitelli
Michael D. Fascitelli